EXHIBIT 99.1

Ero Copper Intercepts 105 Meters at 1.54% CuEq1 at Furnas Copper-Gold Project – Successfully Completes Phase 1 Drill Program

VANCOUVER, British Columbia, July 10, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the completion of its Phase 1 drill program at the Furnas Copper-Gold Project ("Furnas" or the "Project"), located in the Carajás Mineral Province in Pará State, Brazil.

Initial results from the completed 28,000-meter Phase 1 program are highlighted by significant down-dip intercepts, including:

  FURN-DD-00284: 105 meters at 1.17% copper and 0.77 grams per tonne ("gpt") gold (1.54% CuEq1), including 63 meters at 1.30% copper and 1.13 gpt gold (1.84% CuEq1), drilled in the Southeast zone at the limit of the previously defined indicated resource; and,
  FURN-DD-00271: 75 meters at 1.02% copper and 0.59 gpt gold (1.30% CuEq1), including 30 meters at 1.71% copper and 1.05 gpt gold (2.21% CuEq1), and 15 meters at 2.30% copper and 1.60 gpt gold (3.06% CuEq1), also drilled in the Southeast zone, approximately 70 meters down-dip from the previously known extent of mineralization.

To date, assay results have been received for approximately 10,000 meters of the 28,000-meter drill program. The results continue to both demonstrate continuity and extend the known limits of mineralization within the high-grade mineralized zones (greater than 1% CuEq1) that are the focus of future underground mining operations. Step-out drilling during the Phase 1 program has extended mineralization to a maximum depth of 730 meters down-dip from surface, and mineralization remains open. The National Instrument 43-101 ("NI 43-101") mineral resource estimate for the Project is based on an average historical depth of drilling of 300 meters (vertical), with a maximum localized down-dip depth from surface of 580 meters. Please refer to the Company's press release dated October 2, 2024 for additional information on the Project's current mineral resource estimate.

The Phase 1 drill program was primarily focused on confirming continuity of high-grade mineralization through infill drilling, as well as increasing confidence at the down-dip limits of the current mineral resource. The remaining portion of the program, approximately 25% of total meters, was dedicated to step-out drilling to extend the known limits of mineralization. Only one of 66 holes drilled by the Company during the Phase 1 campaign did not intercept mineralization. Complete results from the program will be released following receipt of all pending assay results.

1. Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

"The results from our Phase 1 drill program at Furnas are highly encouraging and reinforce the potential for Furnas to be a significant large-scale, high-grade underground mining operation," said Makko DeFilippo, President and Chief Executive Officer. "Extending high-grade mineralization to a down-dip depth of approximately 730 meters, while demonstrating strong high-grade continuity, is an important step in allowing us to evaluate the potential scale of a future mining operation alongside our partners at Vale Base Metals.

"We look forward to receiving the remaining assay results from the Phase 1 program and advancing the Phase 2 drill campaign to further inform the emerging potential of the Furnas Project.”

There are currently eight drill rigs operating on the Project, where the Phase 2 drill program is underway. This program is expected to comprise a minimum of 17,000 meters of drilling and includes a greater focus on step-out drilling aimed at further extending known mineralization.

The complete results from the Phase 1 drill program will serve as the foundation for an updated NI 43-101 mineral resource estimate as well as a preliminary economic assessment ("PEA") of the Project. The PEA, which was initiated earlier this year, remains on track for completion during the first half of 2026.

ABOUT THE FURNAS COPPER-GOLD PROJECT

Furnas is an iron oxide copper-gold deposit located approximately 50 kilometers southeast of Vale Base Metal's ("VBM") Salobo operations and approximately 190 kilometers northeast of Ero's Tucumã Operations. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and Vale S.A.'s railroad loadout facility.

In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A, a subsidiary of VBM, to earn a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a five-year period. In exchange for its 60% interest, Ero will solely fund a phased work program during the earn-in period and grant VBM up to an 11.0% "free carry" on future Project construction capital expenditures. For additional details on the key terms and execution of the Agreement, please refer to the Company's press releases dated October 30, 2023 and July 22, 2024.

Prior to the commencement of the Phase 1 drill program, the Company published an initial NI 43-101 mineral resource estimate on the Project, based on approximately 90,000 meters of historical drilling. This estimate underscored the significant potential of the Project. Using a 1.00% copper equivalent cut-off grade, the mineral resource estimate, effective June 30, 2024, totaled:

  Indicated Mineral Resource: 35.2 million tonnes grading 1.04% copper and 0.69 gpt gold (1.36% CuEq1), containing an estimated 364,700 tonnes of copper and 775,300 ounces of gold
  Inferred Mineral Resource: 61.3 million tonnes grading 1.06% copper and 0.63 gpt gold (1.36% CuEq1), containing an estimated 647,400 tonnes of copper and 1,235,600 ounces of gold

For additional information on the Project's mineral resource estimate, please see the Company's press release dated October 2, 2024 as well as the corresponding technical report titled “Furnas Copper Project – Para State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report”, dated November 18, 2024 with an effective date of June 30, 2024.

1. Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

608000
612000
N
W
E
S
9348000
9344000
NW Zone
SE Zone
FURN-DD-00286
FURN-DD-00285
FURN-DD-00284
A
B
C
FURN-DD-00271
FUR-FURN-DH00112
FUR-FURN-DH00111
FUR-FURN-DH00133
PKC-FURN-DH00088
PKC-FURN-FD030
FURN-DD-00282
FURN-DD-00277
FUR-FURN-DH00165
FURN-DD-00269
FUR-FURN-DH00198
B'
A'
C'
Lithology
HCS
GRA
DIO
RCL HD
GMF HD
GMF HD-2
XTA
RSL Host
GMF RSL
Legend
Phase 1 Program Drillhole
Historical Drillhole
Drillhole collar in cross-section
0
1 000
2 000
m
Projection UTM
Zone 22S

Figure 1: Furnas Plan View Map, including drill collar locations. Rock types include:

Abbreviation	Rock Type

HCS	Calcic-sodic hydrothermal rock
GRA	Granite
DIO	Diorite
RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
GMF HD-2	Grunerite-garnet-magnetite hydrothermal rock
XTA	Aluminous schist
RSL host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock

SW
NE
A'
A
400
200
0
-200
400
200
0
-200
FUR-FURN-DH00165
PKC-FURN-FD030
PKC-FURN-DH00088
FURN-DD-00284
FURN-DD-00285
FURN-DD-00286
NSI
13.0m @ 1.29%
1.18% / 0.24g/t
39.0m @ 0.89%
0.81% / 0.16g/t
103.0m @ 1.12%
0.89% / 0.48g/t
105.0m @ 1.54%
1.17% / 0.77g/t
79.0m @ 1.17%
0.93% / 0.51g/t
75.0m @ 0.99%
0.78% / 0.43g/t
0m
150m
300m
50m wide vertical cross section, looking west
RCL HD
GMF HD
RSL host
XTA
High-grade zone
Historical Drillhole
Phase 1 Program Drillhole
Length m @ CuEq %
Cu % / Au g/t

Figure 2: Cross section within the high-grade SE Zone of Furnas. Rock types include:

Abbreviation	Rock Type

RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
RSL host	Quartz-rich rock
XTA	Aluminous schist

SW
NE
B'
B
FUR-FURN-DH00165
FUR-FURN-DH00198
FUR-FURN-DH00133
FUR-FURN-DH00111
FUR-FURN-DH00112
FURN-DD-00271
NSI
NSI
400
200
-0
-200
400
200
-0
-200
43.0m @ 1.03%
0.89% / 0.46g/t
33.0m @ 1.03%
0.83% / 0.56g/t
34.0m @ 0.98%
0.86% / 0.25g/t
78.0m @ 1.03%
0.75% / 0.59g/t
10.0m @ 0.88%
0.64% / 0.50g/t
80.0m @ 1.15%
0.78% / 0.77g/
75.0m @ 1.30%
1.02% / 0.59g/t
0m
150m
300m
50m wide vertical cross section, looking west
RCL HD
GMF HD
RSL host
XTA
High-grade zone
Historical Drillhole
Phase 1 Program Drillhole
Length m @ CuEq %
Cu % / Au g/t

Figure 3: Cross section within the high-grade SE Zone of Furnas. Rock types include:

Abbreviation	Rock Type

RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
RSL host	Quartz-rich rock
XTA	Aluminous schist

SW
NE
C'
C
400
200
0
-200
FURN-DD-00269
FURN-DD-00277
FURN-DD-00282
27.0m @ 3.71%
3.60% / 0.24g/t
17.0m @ 0.86%
0.72% / 0.29g/t
35.0m @ 1.02%
0.75% / 0.56g/t
0m
150m
300m
50m wide vertical cross section, looking west
RCL HD
GMF HD
RSL host
XTA
High-grade zone
Historical Drillhole
Phase 1 Program Drillhole
Length m @ CuEq %
Cu % / Au g/t

Figure 4: Cross section within the high-grade SE Zone of Furnas. Rock types include:

Abbreviation	Rock Type

RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
RSL host	Quartz-rich rock
XTA	Aluminous schist

DRILL RESULTS - SOUTHEAST ZONE

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	CuEq (%)

FURN-DD-00266	463	523	60	0.97	0.71	1.31
incl	463	505	42	1.11	0.81	1.50
incl	495	505	10	1.54	1.35	2.18
FURN-DD-00267	141	214	73	0.93	0.42	1.13
incl	170	191	21	1.45	0.73	1.80
FURN-DD-00268	383	454	71	0.79	0.47	1.01
incl	410	437	27	1.22	0.73	1.57
incl	410	418	8	1.73	0.52	1.98
FURN-DD-00269	204	231	27	3.60	0.24	3.71
incl	213	228	15	5.98	0.20	6.08
FURN-DD-00270	No Significant Intercept[1]
FURN-DD-00271	501	576	75	1.02	0.59	1.30
incl	523	553	30	1.71	1.05	2.21
incl	538	553	15	2.30	1.60	3.06
FURN-DD-00272	396	463	67	0.67	0.47	0.89
incl	397	411	14	0.89	0.64	1.20
FURN-DD-00273	214	244	30	0.97	0.37	1.15
incl	232	245	13	1.23	0.12	1.29
FURN-DD-00274	475	546	71	0.96	0.37	1.14
incl	522	546	24	1.44	0.47	1.66
FURN-DD-00275	209	246	37	0.97	0.47	1.19
incl	209	228	19	1.13	0.56	1.40
FURN-DD-00276	176	199	23	1.27	0.63	1.57
incl	178	192	14	1.55	0.87	1.97
FURN-DD-00277	268	285	17	0.72	0.29	0.86
incl	272	281	9	0.85	0.38	1.03
FURN-DD-00278	296	328	32	0.62	0.29	0.76
incl	306	322	16	0.85	0.34	1.01
FURN-DD-00279	252	280	28	1.06	0.36	1.23
incl	266	278	12	1.36	0.14	1.43
FURN-DD-00282	335	370	35	0.75	0.56	1.02
incl	335	347	12	0.89	0.77	1.26
FURN-DD-00284	332	437	105	1.17	0.77	1.54
incl	366	429	63	1.30	1.13	1.84
FURN-DD-00285	421	500	79	0.93	0.51	1.17
incl	425	450	25	1.32	0.52	1.57
incl	472	500	28	1.09	0.81	1.48
FURN-DD-00286	543	618	75	0.78	0.43	0.99
incl	543	575	32	1.05	0.63	1.35
FURN-DD-00287	259	304	45	0.75	0.57	1.02
incl	281	302	21	1.02	0.93	1.46
FURN-DD-00288	207	293	86	0.71	0.24	0.82
incl	274	293	19	1.37	0.33	1.53
FURN-DD-00289	295	401	106	0.65	0.32	0.80
incl	304	351	47	0.83	0.31	0.98
FURN-DD-00290	192	251	59	0.65	0.25	0.77
incl	217	250	33	0.81	0.31	0.96
FURN-DD-00293	280	371	91	1.08	0.25	1.20
incl	331	371	40	1.77	0.37	1.95

1This drill hole intercepted a non-mineralized dike west of the main southeast zone.

DRILL HOLE INFORMATION

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

FURN-DD-00266	611,998	9,346,599	364	200	60	600.1
FURN-DD-00267	612,078	9,346,117	405	200	60	255.1
FURN-DD-00268	611,905	9,346,552	356	200	60	495.9
FURN-DD-00269	612,340	9,345,954	364	200	60	263.7
FURN-DD-00270	611,172	9,346,715	408	200	60	331.3
FURN-DD-00271	612,199	9,346,554	339	200	60	590.0
FURN-DD-00272	612,303	9,346,305	304	200	60	507.4
FURN-DD-00273	612,511	9,345,840	361	200	60	266.7
FURN-DD-00274	612,109	9,346,587	358	200	60	576.9
FURN-DD-00275	612,247	9,346,043	402	200	55	300.5
FURN-DD-00276	612,400	9,345,886	372	200	60	272.0
FURN-DD-00277	612,362	9,346,012	351	200	60	318.0
FURN-DD-00278	612,275	9,346,096	383	200	60	362.3
FURN-DD-00279	612,309	9,346,018	374	200	60	343.0
FURN-DD-00282	612,388	9,346,092	344	200	60	459.0
FURN-DD-00284	612,083	9,346,445	358	200	55	493.7
FURN-DD-00285	612,117	9,346,522	354	200	60	530.1
FURN-DD-00286	612,175	9,346,641	336	200	60	663.1
FURN-DD-00287	612,230	9,346,136	366	200	60	382.4
FURN-DD-00288	607,661	9,348,020	270	200	60	500.6
FURN-DD-00289	607,713	9,348,103	253	200	60	407.6
FURN-DD-00290	607,581	9,348,040	252	200	60	456.9
FURN-DD-00293	612,137	9,346,294	359	200	60	465.8

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources or mineral reserves requires additional work and analysis that remains ongoing. Additional drilling and technical work are required to determine whether the results related to down-dip intercepts will be included in future NI 43-101 compliant mineral resource or reserve estimates.

QUALIFIED PERSON

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) of Ero Copper, a Qualified Person as defined in NI 43-101, has reviewed this press release on behalf of the Company and has approved the scientific and technical information contained in this press release.

QUALITY ASSURANCE & QUALITY CONTROL

Current QA/QC Program

At the Project, the Company is currently drilling with third-party contracted core drill rigs, operated by Major Drilling Group International Inc. and Drillgeo Geologia e Sondagem Ltda. — independent contractors engaged from October 2024 to July 2025. Drill core is logged, photographed and split in half using a diamond core saw at the Company's core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected at a minimum of 1.5 meters and a maximum of 2.5 meters with an average length of 2.0 meters. Sampling commences at least 3.0 meters before the start of the mineralized zone and continues at least 3.0 meters beyond the limit of the mineralized zone. Sample collection is performed at the Company's logging facilities with all sample preparation performed at ALS Brasil Ltda.'s laboratory, located in Parauapebas (PA), Brazil, who is independent of the Company. Samples are analyzed by the certified laboratory of ALS Peru S.A., who is independent of the Company. Copper content is determined by four- acid digestion followed by ICP-MS analysis, while gold content is analyzed using fire assay with ICP-AES. When copper grades exceed 1%, Atomic Absorption Spectroscopy is used to determine it. All sample results from the Phase 1 drill program have been monitored through a quality assurance and quality control ("QA/QC") program that includes adherence to the internal operational procedures and the insertion of certified standards, blanks and duplicates at a rate of three standards, one coarse blank, one fine blank, one field duplicate, one coarse duplicate, and one pulp duplicate for every 50 total samples, yielding a blended QC rate of approximately 16%.

QA/QC Validation

The QA/QC validation process undertaken for the Phase 1 drill program of the Project is consistent with the process set out in the NI 43-101 technical report with respect to Furnas , titled “Furnas Copper Project – Para State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report”, dated November 18, 2024 with an effective date of June 30, 2024 and Ero’s internal guidelines and best practices.

NOTES ON MINERAL RESOURCES

The Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (2014) were used for reporting mineral resources, which are effective as at June 30, 2024 and presented on a 100% ownership basis. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Mineral resource estimates are prepared by or under the supervision of and verified by Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148). Mr. Monteiro is Manager, Resources & Reserves of the Company and is a “qualified person” within the meanings of NI 43-101.

Mineral resources have been estimated using a copper price of US$9,259/tonne, a gold price of US$1,900/oz, a USD:BRL foreign exchange rate of 5.10, and copper and gold metallurgical recovery rates of 85.00% and 61.50%, respectively. The estimation was constrained using Datamine's Mineable Shape Optimizer ("MSO") at a 0.55% break-even copper cut-off grade. Mineral resources were estimated using ordinary kriging within a 25-meter by 25-meter by 4- meter block size (X, Y, Z), with a minimum sub-block size of 6.25 meters by 6.25 meters by 2.0 meters.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (http://www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, Executive Vice President, External Affairs and Strategy (604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the future drilling continuing to demonstrate continuity of high grade mineralization at depth, Ero's ability to complete the required 17,000 meter Phase 2 drill program and deliver a preliminary economic assessment during the first half of 2026, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Photos accompanying this announcement are available at
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